Exhibit 99.1

EQT Midstream Partners, EQT GP Holdings, and Rice Midstream Partners

Announce Streamlining Transaction

Pittsburgh, PA (April 26, 2018) — EQT Midstream Partners, LP (NYSE: EQM), EQT GP Holdings, LP (NYSE: EQGP), and Rice Midstream Partners LP (NYSE: RMP), today, announced a midstream streamlining transaction that includes:

•                  EQM’s acquisition of EQT Corporation’s (NYSE: EQT) retained midstream assets and Gulfport Energy’s (NYSE: GPOR) 25% ownership in the Strike Force Gathering System for $1.69 billion. EQT will receive $1.15 billion in cash and 5.9 million EQM common units and Gulfport Energy will receive $175 million in cash.

•                  The merger of EQM and RMP in a unit-for-unit transaction at an exchange ratio of 0.3319x, which implies a transaction value of $2.4 billion, including the assumption of RMP debt. The RMP debt balance as of March 31, 2018 was $325 million.

•                  EQGP’s purchase of RMP’s Incentive Distribution Rights (RMP IDRs) from EQT for 36.3 million EQGP common units.

This streamlining transaction is expected to be immediately accretive to both EQM and EQGP’s distributable cash flow per unit.

Transaction Details

EQM has entered into a definitive agreement with EQT to acquire its Olympus Gathering System and its 75% interest in the Strike Force Gathering System. EQM has also entered into a definitive agreement with Gulfport Energy to acquire its 25% interest in the Strike Force Gathering System. EQT will receive $1.15 billion in cash and 5.9 million EQM common units and Gulfport Energy will receive $175 million in cash. Additional details regarding the Olympus Gathering System and the Strike Force Gathering System (Ohio Gathering Assets), including an adjusted EBITDA forecast, are provided below. The acquisition is expected to close in the second quarter of 2018.

EQM and RMP have entered into a definitive merger agreement under which EQM will acquire RMP in a unit-for-unit transaction. Each holder of a common unit of RMP will receive 0.3319 units of EQM, representing a 10% premium to RMP and an equity value of $2.1 billion based on the closing RMP and EQM unit prices on April 25, 2018. EQM will also assume RMP debt, which totaled $325 million as of March 31, 2018. The transaction is expected to close in the third quarter of 2018, subject to customary closing conditions and the closing of the RMP IDRs purchase.

The merger of EQM and RMP creates significant operational efficiencies through the optimized buildout of gathering and header pipeline systems to service the combined EQT and legacy Rice Energy acreage footprint. The efficiency gains are expected to result in approximately $500 million of capital avoidance, while achieving the same level of gathered volume growth during the next five years. In addition to the capital synergies, EQM expects to realize savings of approximately $15 million per year in operating and maintenance expense and selling, general and administrative expense.

EQGP has entered into a definitive agreement with EQT to acquire its ownership of the RMP IDRs for 36.3 million EQGP common units, which represents $937 million based on the April 25, 2018 EQGP closing unit price. The transaction is expected to close in the second quarter of 2018. In the event that the EQM/RMP merger is not completed, 8.5 million EQGP common units that had been issued as consideration would be cancelled and EQT would pay EQGP the aggregate amount of any distributions received from EQGP related to the cancelled units in cash.

Ohio Gathering Assets

The Ohio Gathering Assets consist of two dry natural gas gathering systems, known as Olympus and Strike Force. The Ohio Gathering Assets were designed and constructed to gather natural gas in the Utica shale in eastern Ohio, primarily in Belmont and Monroe Counties.

Olympus gathering

•                  68,000 acres dedicated to system

•                  1.0 Bcf per day average gathered volume in Q1 2018

•                  85 miles of natural gas gathering pipeline

•                  15,000 horsepower compression

•                  Multiple interstate pipeline connections (TETCO, REX, DEO)

Strike Force gathering

•                  5-year minimum volume commitment from Gulfport

•                  98,000 acres dedicated to system

•                  0.9 Bcf per day average gathered volume in Q1 2018

•                  67 miles of natural gas gathering pipeline

•                  17,000 horsepower compression

•                  Multiple interstate pipeline interconnects (TETCO, ET Ohio River, Rover, LXP)

Ohio Gathering Assets Projections

	2018*	2019	2020
Gathered Volume (Bcf/day)	1.8 – 2.0	2.0 – 2.2	2.2 – 2.4
Adjusted EBITDA ($MM)	$165 - $175	$245 - $255	$255 - $265
Expansion Capex ($MM)	$210	$180	$90

*Reflects full-year. EQM acquisition of the Ohio Gathering Assets is expected to be effective May 1, 2018.

See the Non-GAAP Disclosures section of this news release for important disclosures regarding projected adjusted EBITDA and projected distributable cash flow.

EQM Financing

EQM has entered into a $2.5 billion 364-day syndicated term loan facility. EQM expects to borrow under the term loan facility to finance the cash consideration of the Ohio Gathering Assets acquisition, 2018 expansion capital expenditures, and Mountain Valley Pipeline (MVP) capital contributions. EQM expects to access the public debt markets over the coming months to retire amounts outstanding under the term loan facility and to fund expansion capital expenditures and MVP capital contributions.

Based on the strength of EQM’s credit metrics and the current organic growth project backlog, EQM is not forecasting any additional public equity issuance at least through 2020.

Pro-forma Projections

The projections below assume a May 1, 2018 effective date for the Ohio Gathering Asset acquisition and a September 1, 2018 closing date for the EQM/RMP merger.

EQM pro-forma:

•                  Five-year organic growth capital backlog of approximately $4.8 billion

•                  Long-term target of 3.5x debt to EBITDA, which is an investment grade metric

•                  1.1x - 1.2x target distribution coverage ratio

•                  Annual distribution per unit growth of 15% to 20% for several years

	2018	2019	2020
EQM
Net Income ($B)	$0.70 - $0.80	$0.95 - $1.05	$1.00 - $1.10
Adjusted EBITDA ($B)	$0.90 - $1.00	$1.40 - $1.50	$1.55 - $1.65
Distributable Cash Flow ($B)	$0.75 - $0.85	$1.15 - $1.25	$1.25 - $1.35
Distribution per unit (using midpoint of guidance)*	$4.50	$5.29	$6.21
Expansion Capex + MVP capital contributions ($B)	$1.6 - $1.8	$0.9 - $1.1	$0.5 - $0.7
EQGP
Distribution per unit*	$1.21	$1.67	$2.09
Distribution per unit year-over-year growth*	39%	38%	25%

*Based on midpoint of 15% - 20% year-over-year distribution growth rate guidance for EQM.

Approvals

The boards of directors of EQT and each of EQGP, EQM and RMP, as well as the conflicts committees of EQGP, EQM and RMP, have unanimously approved these transactions. Completion of the EQM/RMP merger is subject to the approval of the RMP unitholders, as well as certain customary regulatory and other closing conditions.

Advisors

Goldman Sachs & Co. LLC acted as financial advisor and Wachtell, Lipton, Rosen & Katz and Baker Botts L.L.P. acted as legal advisors to EQT. Evercore acted as financial advisor and Richards, Layton & Finger, P.A. acted as legal advisor to the Conflicts Committee of EQM. Jefferies LLC acted as financial advisor and Latham & Watkins LLP acted as legal advisor to the Conflicts Committee of RMP. Baird acted as financial advisor and Hunton Andrews Kurth LLP acted as legal advisor to the Conflicts Committee of EQGP.

About EQT Midstream Partners:

EQT Midstream Partners, LP is a growth-oriented limited partnership formed by EQT Corporation to own, operate, acquire, and develop midstream assets in the Appalachian Basin. The Partnership provides midstream services to EQT Corporation and third-party companies through its strategically located transmission, storage, and gathering systems that service the Marcellus and Utica regions. The Partnership owns approximately 950 miles of FERC-regulated interstate pipelines; and also owns approximately 1,800 miles of high- and low-pressure gathering lines.

Visit EQT Midstream Partners, LP at www.eqtmidstreampartners.com.

About EQT GP Holdings:

EQT GP Holdings, LP is a limited partnership that owns the general partner interest, all of the incentive distribution rights, and a portion of the limited partner interests in EQT Midstream Partners, LP. EQT Corporation owns the general partner interest and a 90% limited partner interest in EQT GP Holdings, L.P.

Visit EQT GP Holdings, LP at www.eqtmidstreampartners.com.

About Rice Midstream Partners:

Rice Midstream Partners LP is a fee-based, growth-oriented limited partnership formed to own, operate, develop and acquire midstream assets in the Appalachian basin. RMP provides midstream services to EQT Corporation and third-party companies through its natural gas gathering, compression and water assets in the rapidly developing dry gas cores of the Marcellus and Utica Shales.

Visit Rice Midstream Partners LP at www.ricemidstream.com.

About EQT Corporation:

EQT Corporation is an integrated energy company with emphasis on Appalachian area natural gas production, gathering, and transmission. With nearly 130 years of experience and a long-standing history of good corporate citizenship, EQT is the largest producer of natural gas in the United States. As a leader in the use of advanced horizontal drilling technology, EQT is committed to minimizing the impact of drilling-related activities and reducing its overall environmental footprint. Through safe and responsible operations, EQT is helping to meet our nation’s growing demand for clean-burning energy, while continuing to provide a rewarding workplace and enrich the communities where its employees live and work. EQT owns the general partner interest and a 90% limited partner interest in EQT GP Holdings, LP, which owns the general partner interest, all of the incentive distribution rights, and a portion of the limited partner interest in EQT Midstream Partners, LP. EQT also owns the general partner interest, all of the incentive distribution rights, and a 28% limited partner interest in Rice Midstream Partners LP.

Visit EQT Corporation at www.EQT.com; and to learn more about EQT’s sustainability efforts, please visit https://csr.eqt.com.

NON-GAAP DISCLOSURES

Adjusted EBITDA and Distributable Cash Flow

As used in this news release, adjusted EBITDA means net income plus net interest expense, depreciation and amortization expense, payments on EQM’s preferred interest in EQT Energy Supply, LLC (Preferred Interest) received and non-cash long-term compensation expense less equity income and AFUDC - equity. As used in this news release, distributable cash flow means EQM adjusted EBITDA less net interest expense excluding interest income on the Preferred Interest, capitalized interest and AFUDC - debt, and ongoing maintenance capital expenditures net of expected reimbursements. Distributable cash flow should not be viewed as indicative of the actual amount of cash that EQM has available for distributions from operating surplus or that EQM plans to distribute. Adjusted EBITDA and distributable cash flow are non-GAAP supplemental financial measures that management and external users of EQM’s consolidated financial statements, such as industry analysts, investors, lenders and rating agencies, use to assess:

•                  EQM’s operating performance as compared to other publicly traded partnerships in the midstream energy industry without regard to historical cost basis or, in the case of adjusted EBITDA, financing methods;

•                  the ability of EQM’s assets to generate sufficient cash flow to make distributions to EQM unitholders;

•                  EQM’s ability to incur and service debt and fund capital expenditures; and

•                  the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

EQM believes that adjusted EBITDA and distributable cash flow provide useful information to investors in assessing EQM’s results of operations and financial condition. Adjusted EBITDA and distributable cash flow should not be considered as alternatives to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA and distributable cash flow have important limitations as analytical tools because they exclude some, but not all, items that affect net income and net cash provided by operating activities. Additionally, because adjusted EBITDA and distributable cash flow may be defined differently by other companies in its industry, EQM’s definition of adjusted EBITDA and distributable cash flow may not be comparable to similarly titled measures of other companies, thereby diminishing the utility of the measures.

EQM is unable to project net cash provided by operating activities or provide the related reconciliation between projected distributable cash flow and projected net cash provided by operating activities, the most comparable financial measure calculated in accordance with GAAP, because net cash provided by operating activities includes the impact of changes in operating assets and liabilities.  Changes in operating assets and liabilities relate to the timing of EQM’s cash receipts and disbursements that may not relate to the period in which the operating activities occurred, and EQM is unable to project these timing differences with any reasonable degree of accuracy to a specific day, three or more months in advance. EQM is also unable to provide a reconciliation of its projected EBITDA to projected net income, the most comparable financial measure calculated in accordance with GAAP, because EQM does not provide guidance with respect to the intra-year timing of its or the Mountain Valley Pipeline, LLC’s capital spending, which impact AFUDC-debt and equity and equity earnings, among other items, that are reconciling items between adjusted EBITDA and net income.  The timing of capital expenditures is volatile as it depends on weather, regulatory approvals, contractor availability, system performance and various other items. EQM provides a range for the forecasts of net income, adjusted EBITDA and distributable cash flow to allow for the variability in the timing of cash receipts and disbursements, capital spending and the impact on the related reconciling items, many of which interplay with each other.  Therefore, the reconciliations of projected distributable cash flow and adjusted EBITDA to projected net cash provided by operating activities and net income are not available without unreasonable effort.

EQT’s Retained Midstream Assets Adjusted EBITDA

EQT’s Retained Midstream Assets EBITDA means the earnings before interest, taxes and depreciation of EQT’s retained midstream assets. EBITDA of these assets is a non-GAAP supplemental financial measure that management and external users of EQM’s consolidated financial statements, such as industry analysts, investors, lenders and rating agencies, use to assess the impact of the potential sale of the retained midstream assets from EQT to EQM through one or more drop-down transactions on EQM’s future results of operations.

EQM believes that the projected EBITDA of the retained midstream assets provides useful information to investors in assessing the impact of the potential drop-down transactions on EQM’s future results of operations. EBITDA should not be considered as an alternative to net income, operating income, or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA has important limitations as an analytical tool because it excludes some, but not all, items that affect net income. Additionally, because EBITDA may be defined differently by other companies in EQM’s industry, the definition of EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing the utility of the measure.

EQM has not provided projected net income from the retained midstream assets, the most comparable financial measure calculated in accordance with GAAP, or a reconciliation of projected EBITDA to projected net income of the assets. The retained midstream assets are operated as part of EQT’s Production business segment, and EQT does not allocate certain costs, such as interest and tax expenses, to individual assets within its business segments. Therefore, the projected net income of the retained midstream assets and a reconciliation of projected EBITDA of the assets to projected net income from those assets are not available without unreasonable effort.

Cautionary Statements

Disclosures in this news release contain certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Statements that do not relate strictly to historical or current facts are forward-looking. Without limiting the generality of the foregoing, forward-looking statements contained in this news release specifically include the expectations of plans, strategies, objectives and growth and anticipated financial and operational performance of EQT and its subsidiaries, including EQGP, EQM, and RMP, including whether the midstream transactions described in this news release are completed, as expected or at all, and the timing of any such transactions; whether the conditions to the midstream transactions can be satisfied; whether the operational, financial and strategic benefits of the midstream transactions can be achieved; whether the costs and expenses of the midstream transactions can be controlled within expectations; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the midstream transactions; competitive responses to the transactions; the possibility that the anticipated benefits of the transactions are not realized when expected or at all; the possibility that the transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transactions; litigation relating to the transactions; guidance regarding EQM’s volumes and related growth; infrastructure programs (including the timing, cost, capacity and sources of funding with respect to gathering and transmission projects); the cost, capacity, timing of regulatory approvals and anticipated in-service date of the Mountain Valley Pipeline (MVP); the ultimate terms, partners and structure of the MVP joint venture; internal rate of return (IRR); compound annual growth rate (CAGR); capital commitments, projected capital contributions and capital and operating expenditures, including the amount and timing of capital expenditures reimbursable by EQT, capital budget and sources of funds for capital expenditures; liquidity and financing requirements, including funding sources and availability (including the availability of the 364-day term loan facility described above); distribution amounts, rates and growth; projected net income, projected adjusted EBITDA, projected EBITDA for EQT’s retained midstream assets and projected distributable cash flow; the timing of future debt or equity issuances; changes in EQM’s credit ratings; the effects of government regulation and litigation; and tax position. These forward looking statements involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. EQM and EQGP have based these forward-looking statements on current expectations and assumptions about future events. While EQM and EQGP consider these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond the partnerships’ control. The risks and uncertainties that may affect the operations, performance and results of EQM’s and EQGP’s business and forward-looking statements include, but are not limited to, those set forth under Item 1A, “Risk Factors” of the Form 10-K for the year ended December 31, 2017 as filed with the Securities and Exchange Commission (SEC) of each of EQT, EQGP, EQM and RMP, in each case as may be updated by any subsequent Form 10-Qs. Any forward-looking statement speaks only as of the date on which such statement is made, and none of EQT, EQGP, EQM or RMP intends to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with their proposed business combination transaction, EQM and RMP intend to file a registration statement on Form S-4, containing a proxy statement/prospectus (the Form S-4) with the SEC. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that EQM or RMP may file with the SEC or send to RMP unitholders in connection with the proposed transaction.  UNITHOLDERS OF RMP ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN IF AND WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  When available, investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus and the registration statement, and any other documents that may be filed with the SEC with respect to the proposed transaction free of charge at the SEC’s website, http://www.sec.gov or as described in the following paragraph.

The documents filed with the SEC by EQT and its publicly traded subsidiaries (including EQM, RMP and EQGP) may be obtained free of charge at the applicable website (www.eqt.com for EQT, www.eqtmidstreampartners.com for EQGP and EQM, and www.ricemidstream.com for RMP) or by requesting them by mail at EQT Corporation, 625 Liberty Avenue, Suite 1700, Pittsburgh, PA 15222, Attention: Investor Relations, or by telephone at (412) 553-5700.

Participants in the Solicitation

EQT, EQM, RMP and EQGP (EQM, RMP and EQGP collectively, the Partnerships) and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of RMP in connection with the proposed transaction. Information about the directors and executive officers of the general partners of EQM, RMP and EQGP is set forth, respectively, in the Annual Report on Form 10-K for the year ended December 31, 2017 filed by such Partnership with the SEC on February 15, 2018 and certain of the Partnerships’ respective Current Reports on Form 8-K. Information regarding EQT’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2017 filed by EQT with the SEC on February 15, 2018, EQT’s definitive proxy statement for its 2017 annual meeting of shareholders filed with the SEC on February 17, 2017 and certain of EQT’s Current Reports on Form 8-K.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Contact Information:

EQT Midstream Partners / EQT GP Holdings / Rice Midstream Partners analysts:

Nate Tetlow — Investor Relations Director

412.553.5834

ntetlow@eqtmidstreampartners.com

EQT analysts:

Patrick Kane — Chief Investor Relations Officer

412.553.7833

pkane@eqtmidstreampartners.com

Media inquiries:

Natalie Cox — Corporate Director, Communications

412.395.3941

ncox@eqtmidstreampartners.com

Source:

EQT Midstream Partners, LP

EQT GP Holdings, LP

Rice Midstream Partners LP